Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal (Quebec) H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS

MONTREAL, Quebec, Canada, February 22, 2011 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or “the Company”), is pleased to announce its fourth quarter and 2010 fiscal year results for the period ended December 31, 2010. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Full year 2010 revenue increased 26% to $90.8 million; Net earnings of $0.31 per share versus $0.01 per share in 2009;

  Q4 2010 revenue growth of 53% to $26.2 million; Net earnings of $0.15 per share versus $0.00 per share in comparable period of 2009;

  2010 gold sales of 68,123 ounces, 14% above the 59,733 ounces of gold sold in 2009;

  $43.9 million in working capital at December 31, 2010, no hedging contracts and no long-term debt;

  2011 production forecasted to be 80,000 – 85,000 ounces;

  Wasamac property resource base expanded significantly to 411,073 Au ounces of Measured and Indicated Resources and 1,007,875 Au ounces of Inferred Resources.

Martin Rivard, President and CEO of Richmont Mines commented: “We were very pleased with the operational performances that were realized this year at Richmont. Our two active mines generated consolidated gold sales of 68,123 ounces, ahead of our forecasted gold production of 65,000 ounces for the year, and a notable 14% improvement over 2009 levels. Fourth quarter results showed a similar year-over-year improvement, with tonnage, recovered grades and gold sales up notably at both of our operating mines over the comparable period of 2009. In terms of our ongoing efforts to grow our production pipeline, work at the Francoeur Mine progressed well in 2010, and we look forward to beginning commercial production at this mine in mid-2011. On the exploration front, favourable results obtained on our Wasamac property in 2010 further cemented our commitment to this asset, and reinforced our view that Wasamac has the potential to become a driving factor behind our corporate objective to become an intermediate gold producer. We are planning an additional 35,000 metres of drilling on this property in 2011, and we are optimistic about the long-term value and untapped possibilities of this asset.”

Q4 2010 Results

Revenue for the fourth quarter of 2010 was $26.2 million, a 53% improvement over last year’s $17.1 million. Net income for the fourth quarter of 2010 was $4.6 million, or $0.15 per share, compared with the $0.1 million, or $0.00 per share earned in the fourth quarter of 2009. Total precious metals revenue increased $10.6 million, or 69%, to $26.0 million in the fourth quarter of 2010 compared with $15.4 million in the fourth quarter of 2009. This was driven by a 43% increase in ounces of gold sold, and an 18% increase in the average sales price per ounce of gold in Canadian dollars. In the fourth quarter of 2010, 18,591 ounces of gold were sold at an average price of US$1,359 (CAN$1,400), versus gold sales of 13,029 ounces at an average price of US$1,035 (CAN$1,182). Other revenue decreased to $0.2 million in the fourth quarter of 2010 from $1.7 million in the year-ago period, reflecting lower custom-milling revenues.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

Operating costs, including royalties, increased 19% year-over-year in the fourth quarter of 2010 to $13.9 million, reflecting the greater level of tonnes processed from the Beaufor and Island Gold mines. Similarly, the average cash cost of production decreased to US$727 (CAN$749) in the fourth quarter of 2010, from US$790 (CAN$902) in the comparable period in 2009, with the notable improvement reflecting higher tonnage level, improved grades and enhanced gold recovery rates from both operating mines.

Exploration and project evaluation costs, net of exploration credits, totalled $2.0 million in the fourth quarter of 2010, well above the $0.3 million in the comparable period in 2009, reflecting expenses associated with the Company’s expanded exploration programs at the Wasamac and Monique properties, as well as higher exploration related expenses at both the Island Gold and Beaufor mines.

Full Year 2010 Results

Revenue for the 12 months ended December 31, 2010 totalled $90.8 million, a notable improvement from last year’s $71.9 million. Net earnings for the year were $9.0 million, or $0.31 per share, a significant improvement over last year’s $0.3 million, or $0.01 per share. Total annual precious metal revenue increased 32% to $87.2 million in 2010 from $66.2 million in 2009, driven by higher gold sales and a higher average gold sales price. For the full year, 68,123 ounces of gold were sold at an average price of US$1,243 (CAN$1,280), versus gold sales of 59,733 ounces in 2009 at an average price of US$969 (CAN$1,107). Other revenue declined to $3.6 million in 2010 from $5.7 million in 2009, reflecting lower custom milling revenue.

Operating costs, including royalties, increased 13% year-over-year in 2010 to $56.6 million, driven by higher level of tonnes processed from both the Island Gold and Beaufor mines. The average cash cost of production decreased in the Company’s operating currency, the Canadian dollar, to CAN$832 (US$808) from CAN$842 (US$737) in 2009, reflecting improved recovered grades at Beaufor and improved gold recovery rates from both operating mines.

Strong Cash Position and No Long-Term Debt

At December 31, 2010, cash and cash equivalents were $40.0 million, compared with $21.1 million at December 31, 2009. Richmont Mines had no long-term debt obligations, no hedging, and had working capital of $43.9 million. The cash equivalents included $11.6 million of term deposits with high level credit ratings and $28.4 million in cash deposited in two Canadian chartered banks.

Operational Highlights

Island Gold Mine
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Tonnes	55,553	51,784	251,237	211,773
Head grade (g/t)	6.72	5.61	5.95	6.04
Gold recovery (%)	96.51	93.44	95.49	94.52
Recovered grade (g/t)	6.49	5.24	5.68	5.71
Ounces sold	11,589	8,729	45,865	38,879
Cash cost per ounce (US$)	676	738	780	736

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

The Island Gold Mine processed 55,553 tonnes of ore in the fourth quarter of 2010 at an average recovered grade of 6.49 g/t, a notable improvement over the fourth quarter of 2009, during which 51,784 tonnes of ore were processed at an average recovered grade of 5.24 g/t. Higher tonnage and improvement in the gold recovery rate, which was 96.51% in the fourth quarter of 2010 versus 93.44% in the comparable period of 2009, both were driven by the mill expansion completed at the end of the third quarter, during which a 6 foot by 8 foot ball mill was replaced with a larger 9 foot by 11 foot ball mill. Fourth quarter gold sales from this mine increased to 11,589 ounces at an average price of US$1,356 (CAN$1,397) per ounce in 2010, versus gold sales of 8,729 ounces at an average price of US$1,023 (CAN$1,168) per ounce in the comparable period of 2009. Cash costs at Island Gold decreased to US$676 (CAN$696) from US$738 (CAN$842) in the fourth quarter of 2009, reflecting improvements in tonnage, gold recovery rate and recovered grade.

For the 12 months ended December 31, 2010, 251,237 tonnes of ore were processed at an average recovered grade of 5.68 g/t, and 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to 211,773 tonnes of ore processed, an average recovered grade of 5.71 g/t, and gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) per ounce in 2009. While the recovered grade was essentially flat year-over-year in 2010, due primarily to lower than expected grades in long-hole stopes in the first half of the year, tonnage rose 19% as a result of improved productivity at the mine and the expanded mill capacity. In the Company’s operating currency, Canadian dollars, full year cash costs at Island Gold decreased CAN$38 to CAN$803 (US$780) in 2010 from CAN$841 (US$736) in 2009, reflecting improvements in tonnage and gold recovery rate, and essentially flat recovered grades of 5.68 g/t in the current period versus 5.71 g/t in 2009.

As of December 31, 2010, total Proven and Probable Reserves at the Island Gold Mine were 161,197 gold ounces, this compared to Proven and Probable Reserves of 264,085 gold ounces at the end of December 2009. The annual decline was attributable to 12 months of production at the mine, results from definition drilling in 2010 that lowered Probable reserve estimates in the Lochalsh Zone, and to reconciliation calculations between actual production and reserve estimates, due to lower than anticipated amounts of gold being recovered from several blocks as a result of more variable gold distribution in the alteration zone. While exploration efforts in 2010 did not increase this mine’s reserve base, drilling in 2010 did garner favourable results at depth, between -400 and -900 metres of elevation, which confirmed the extension of the Island Gold mineralized zones at depth over a lateral distance of more than 1 km. Estimated Measured and Indicated Resources at the Island Gold Mine increased to 188,511 gold ounces at December 31, 2010, versus 154,813 gold ounces at December 31, 2009, as drilling efforts throughout the year enabled the Company to successfully convert Inferred Resources to Measured and Indicated Resources. This fact is reflected in the decline in estimated Inferred Resources to 138,732 gold ounces at December 31, 2010 versus 199,569 gold ounces at the end of December 2009. The Company is intently focused on expanding the reserve and resource base of this asset, and is optimistic about the long-term possibilities at Island Gold. To this end, a total of 38,000 metres of drilling are planned in 2011, of which 30,000 metres will be underground exploration and definition drilling, up from the 27,000 metres drilled in 2009, and 8,000 metres will be surface exploration drilling, up slightly from the 5,600 metres completed in 2009.

Going forward, the Company expects to achieve higher average mill throughput at Island Gold which, when combined with a stabilization in recovered grades, should enable this mine to achieve its targeted production rate of 45,000 to 50,000 ounces of gold in 2011.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

Beaufor Mine
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Tonnes	30,486	22,412	104,945	101,593
Head grade (g/t)	7.26	6.09	6.72	6.52
Gold recovery (%)	98.39	97.95	98.19	97.90
Recovered grade (g/t)	7.14	5.97	6.60	6.38
Ounces sold	7,002	4,300	22,258	20,854
Cash cost of production per ounce (US$)	814	897	866	740

In the fourth quarter of 2010, a total of 30,486 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 7.14 g/t. This represented notable improvements of 36% in tonnage and 20% in recovered grade, over the 22,412 tonnes of ore that were processed at an average recovered grade of 5.97 g/t in the comparable period of 2009. Gold sales from this mine increased 63% year-over-year to 7,002 ounces in the fourth quarter of 2010 at an average realized price of US$1,365 (CAN$1,406) per ounce, from gold sales of 4,300 ounces an average price of US$1,060 (CAN$1,211) in the year-ago period. Cash costs at this mine declined notably to US$814 (CAN$838) in the fourth quarter of 2010, versus US$897 (CAN$1,025) in the comparable period last year, reflecting improved tonnage levels, gold recovery rates and recovered grades.

For the full year 2010, a total of 104,945 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 6.60 g/t, and 22,258 ounces of gold were sold at an average price of US$1,253 (CAN$1,290). This compared to tonnage of 101,593, an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average sales price of US$975 (CAN$1,113) in 2009. Cash costs at the Beaufor Mine for the 12 months of 2010, however, increased to US$866 (CAN$891) from US$740 (CAN$845) last year, reflecting higher milling costs for the year, and lower recovered grades and tonnage levels in the first nine months of the year, primarily as a result of the greater amount of development necessary to access the ore zones in this timeframe.

Proven and Probable Reserves at the Beaufor Mine increased to 68,998 gold ounces at December 31, 2010, from 44,637 gold ounces at December 31, 2009. This reflects the addition of 24,798 ounces of reserves identified through the drilling program on the near-surface W and 367 zones, in conjunction with reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2010, offset by 22,258 ounces of gold sales from the mine in 2010. The Company is planning 11,000 metres of definition drilling and 19,000 metres of exploration drilling at the Beaufor Mine in 2011. The primary focus will be to expand and advance the potential of the near-surface W and 367 zones, located to the west of the mine’s existing infrastructure, and other previously identified areas. The Company remains committed to Beaufor, and is optimistic about the future potential of this asset.

Drilling efforts in 2010 similarly resulted in a minor increase in Measured and Indicated Resources to 173,453 ounces of gold at the end of 2010 versus 171,372 ounces at the end of 2009. Inferred Resources declined slightly to 182,185 ounces of gold as of December 31, 2010 from 199,256 ounces at the end of the prior year. Existing resources are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of the infrastructure at this time.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

2010 News, Development and Exploration Progress

Francoeur Mine

The Company made good progress at the Francoeur Mine in 2010. Dewatering of the mine was completed at the end of June, and underground development work to reach the targeted West Zone began shortly thereafter. As of December 31, 2010, a total of 1,239 metres of underground development had been completed, the mine’s surface infrastructure rehabilitated, and the preparation of underground installations required for commercial production is being completed as development work progresses. Definition drilling began in November 2010, and as of year-end 2010, a total of 1,663 metres had been completed. Commercial production at this mine is planned for mid-2011, with anticipated annual production of 35,000 ounces of gold over an initial mine life of 4 years.

Wasamac Exploration Program and Revised Resource Estimate

The Company began a 10,000 metre drilling campaign on the Wasamac property in May and, after obtaining favourable results, extended the program and completed approximately 20,000 metres of drilling during the year. The ultimate objective of the campaign was to evaluate the feasibility for an underground bulk-mining operation. This property’s updated resource estimate of 411,073 Au ounces of Measured and Indicated Resources and 1,007,875 Au ounces of Inferred Resources, detailed in our February 17, 2011 press release, highlights the future long-term potential of this asset. Richmont management is very optimistic about possibilities at Wasamac, and plans to fully investigate the role it may play in the Company’s goal to become an intermediate gold producer. Consequently, the Company is planning an additional 35,000 metres of drilling on the property in 2011.

Monique and Cripple Creek Exploration Programs

The Company announced plans for a 5,500 metre drilling campaign on the Monique property in 2010, with the goal of evaluating the potential for a small open-pit operation. Exploration drilling began in February 2011, and preliminary results are anticipated during the second quarter of 2011.

In February 2010, the Company began an exploration drilling campaign on the Cripple Creek property, located west of the Timmins Gold Camp in Ontario. Drilling over approximately 7,500 metres yielded several interesting intercepts, including the notable 73.54 g/t Au over 7 metres. In view of intensive winter drilling programs on the Monique and Wasamac properties and due to limited availability of drills and geological staff, Richmont management has decided to defer the planned 3,500 metre winter 2011 exploration drilling campaign on its Cripple Creek property. The timing of the next drilling program will be evaluated during the course of 2011. The goal of the program will be to confirm the new interpretation of Zone 16 provided by results obtained to date, to better target mineralized zones, and to test the extension of the Mahoney Zone at depth.

2011 Corporate Exploration and Definition Drilling Plan and Budget

The Company plans to complete a total of 90,500 metres of exploration drilling during 2011 with a total approximate budget of $12 million. On a property-by-property basis, the breakdown is as follows: 23,000 metres at Island Gold, 19,000 metres at Beaufor, 8,000 metres at Francoeur, 35,000 metres at Wasamac, and 5,500 metres at Monique. An additional 44,400 metres of definition drilling are planned during 2011, with an estimated total cost of $3.2 million. The breakdown of this drilling is as follows: 15,000 metres at Island Gold, 11,000 metres at Beaufor, and 18,400 metres at Francoeur.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

2010 Corporate News

Several notable corporate developments occurred in 2010. The Company completed an equity financing in mid-June through which 3.3 million Richmont common shares were issued for gross proceeds of $16.5 million. The funds raised in this transaction were earmarked for development work at the Francoeur Mine and for general corporate purposes. Also in June, the Company consolidated its ownership of Louvem Mines Inc. (“Louvem”) via the acquisition of the outstanding 30% of Louvem shares not previously owned by Richmont. The successful completion of this acquisition expanded Richmont’s exploration property portfolio, increased the Company’s interest in the Beaufor Mine to 100%, and also streamlined Richmont’s internal operations. Also on the acquisition front, the Company signed an option agreement with SOQUEM Inc. in December 2010 to acquire SOQUEM’S 19% interest in the Monique property. Under terms of the agreement, detailed in our December 22, 2010 press release, the transaction should be completed at the end of February 2011. Upon successful transfer of this 19% residual interest, Richmont will own 100% of the Monique property, giving the Company greater flexibility and control over the future development of this promising asset.

Outlook

“We will continue to be very active in 2011”, stated Martin Rivard. “Operationally our focus will be on reducing our cash costs at our two operating mines, ensuring that the Francoeur Mine transitions smoothly into commercial production and on meeting our production forecast for the year of between 80,000 and 85,000 gold ounces. We are similarly planning over 60,000 metres of drilling at the Island Gold and Beaufor mines as part of our ongoing efforts to expand the reserve bases at both of these operations. We will also continue to be very proactive on the exploration front. Growing our production profile and realizing our objective of producing more than 200,000 ounces of gold per year are top priorities for Richmont’s management team. And while Richmont’s large property portfolio has great potential, we must also seek external sources of growth through acquisitions and strategic partnerships. To this end, management is committed to ensuring that external opportunities are actively sought out, evaluated and acted upon when a strategic benefit exists. We continue to have a solid financial position with no long-term debt, no gold or currency hedging and $40 million of cash, which puts us in a strong position going into 2011”.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

The Company has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and expects to begin production from its Francoeur Mine in mid-2011, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

Regulation 43-101

The reserve and resource estimates as of December 31, 2010 and December 31, 2009 were performed by qualified persons as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.co) for full reports and additional corporate documentation.

This press release was reviewed by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

Cautionary note to US investors concerning resource estimates

Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2010	2009	2010	2009
Results (in thousands of $)
Revenue	26,213	17,100	90,781	71,884
Net earnings	4,555	110	9,011	336
Cash flow from operations	5,416	749	18,499	2,967

Results per share ($)
Net earnings basic and diluted	0.15	-	0.31	0.01

Basic weighted average number of common shares outstanding (thousands)	31,040	26,104	28,687	26,108

Average selling price of gold per ounce	1,400	1,182	1,280	1,107
Average selling price of gold per ounce (US$)	1,359	1,035	1,243	969

	December 31, 2010		December 31, 2009
Financial position (in thousands of $)
Total assets		117,646		85,230
Working capital		43,880		24,936
Long-term debt		-		-

SALES AND PRODUCTION DATA
Three-month period ended December 31
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010 2009	11,589 8,729	11,237 10,871	676 738	696 842
Beaufor Mine	2010 2009	7,002 4,300	7,398 4,293	814 897	838 1,025
Total	2010 2009	18,591 13,029	18,635 15,164	727 790	749 902

Fiscal year ended December 31
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010 2009	45,865 38,879	43,762 39,794	780 736	803 841
Beaufor Mine	2010 2009	22,258 20,854	23,087 19,227	866 740	891 845
Total	2010 2009	68,123 59,733	66,849 59,021	808 737	832 842

Note: Average exchange rate used for 2010: US$1 = CAN$1.0299.
           Average exchange rate used for 2009: US$1 = CAN$1.1420.

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

CONSOLIDATED STATEMENTS OF EARNINGS
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	$	$	$	$

REVENUE
Precious metals	26,031	15,403	87,182	66,151
Other	182	1,697	3,599	5,733

	26,213	17,100	90,781	71,884

EXPENSES
Operating costs	13,343	11,384	54,565	48,751
Royalties	588	370	2,075	1,563
Custom milling	-	1,121	1,863	3,708
Administration	1,322	1,111	4,571	3,681
Exploration and project evaluation	1,997	325	7,217	7,066
Accretion expense - asset retirement obligations	74	69	287	240
Depreciation, depletion and writeoffs	2,489	1,298	8,118	5,696
Gain on disposal of long term assets	-	(14)	(489)	(594)

	19,813	15,664	78,207	70,111

EARNINGS BEFORE OTHER ITEMS	6,400	1,436	12,574	1,773

MINING AND INCOME TAXES	1,845	1,373	3,691	1,475

NET EARNINGS	4,555	63	8,883	298

LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(47)	(128)	(38)

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	4,555	110	9,011	336

NET EARNINGS PER SHARE basic and diluted	0.15	-	0.31	0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	31,040	26,104	28,687	26,108

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	31,385	26,159	29,016	26,215

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2010	2009
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	40,030	21,139
Shares of publicly-traded companies	1,311	741
Accounts receivable	1,892	1,213
Mining and income taxes receivable	1,745	1,500
Exploration tax credits receivable	3,474	1,348
Inventories	7,364	7,360

	55,816	33,301

DEPOSITS RESTRICTED	290	106

PROPERTY, PLANT AND EQUIPMENT	61,540	51,823

	117,646	85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,262	7,130
Mining and income taxes payable	2,674	1,235

	11,936	8,365

ASSET RETIREMENT OBLIGATIONS	6,366	5,928

FUTURE MINING AND INCOME TAXES	2,493	976

	20,795	15,269

SHAREHOLDERS’ EQUITY

Capital stock	88,598	64,675
Contributed surplus	6,339	6,133
Retained earnings (deficit)	1,097	(2,789)
Accumulated other comprehensive income	817	(44)
Non-controlling interests	-	1,986

	96,851	69,961

	117,646	85,230

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	4,555	63	8,883	298
Adjustments for:
Depreciation, depletion and writeoffs	2,489	1,298	8,118	5,696
Stock-based compensation	240	189	803	484
Accretion expense - asset retirement obligations	74	69	287	240
Gain on disposal of long term assets	-	(14)	(489)	(594)
Loss (gain) on disposal of shares of publicly-traded companies	(130)	13	(210)	23
Future mining and income taxes	812	315	1,517	(110)

	8,040	1,933	18,909	6,037

Net change in non-cash working capital items	(2,624)	(1,184)	(410)	(3,070)

	5,416	749	18,499	2,967

CASH FLOW USED IN INVESTING ACTIVITIES
Restricted cash and deposits	-	-	(184)	10
Disposal of shares of publicly-traded companies	182	185	501	199
Property, plant and equipment - Francoeur Mine	(2,876)	(1,188)	(9,144)	(1,976)
Property, plant and equipment - Island Gold Mine	(987)	(815)	(4,650)	(4,318)
Property, plant and equipment - Beaufor Mine	(359)	(438)	(2,462)	(1,092)
Other property, plant and equipment	(350)	(228)	(518)	(626)
Disposal of long term assets	-	-	533	9
Redemption of non-controlling interests	-	-	(325)	-

	(4,390)	(2,484)	(16,249)	(7,794)

CASH FLOW FROM (USED) IN FINANCING ACTIVITIES
Issue of common shares	980	-	17,981	82
Common share issue costs	-	-	(1,340)	-
Redemption of common shares	-	(5)	-	(137)

	980	(5)	16,641	(55)

Net increase (decrease) in cash and cash equivalents	2,006	(1,740)	18,891	(4,882)

Cash and cash equivalents, beginning of period	38,024	22,879	21,139	26,021

Cash and cash equivalents, end of period	40,030	21,139	40,030	21,139

RICHMONT MINES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2010 RESULTS
February 22, 2011

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	$	$	$	$

Exploration costs – Mines
Island Gold Mine	1,124	412	4,561	3,136
Beaufor Mine	841	636	2,584	3,006
Francoeur Mine	33	-	151	1,812

	1,998	1,048	7,296	7,954

Exploration costs – Other properties
Wasamac property	1,011	19	1,712	82
Cripple Creek property	10	6	838	23
Monique property	242	-	289	2
Other properties	65	-	104	47
Project evaluation	119	117	443	305

	3,445	1,190	10,682	8,413

Exploration tax credits	(1,448)	(865)	(3,465)	(1,347)

	1,997	325	7,217	7,066